SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)

NTS-Properties IV
(Name of Subject Company (issuer))

ORIG, LLC (Offeror and Affiliate of Issuer)
J.D. Nichols (Bidder and Affiliate of Issuer)
Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

62942E209
(CUSIP Number of Class of Securities)

J.D. Nichols, Manager
of ORIG, LLC
10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Name, address and telephone number of person authorized to receive
notices and communications on behalf of filing persons)

Copy to:

Mark Borrelli, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4014

Calculation of Filing Fee

Previously Paid	

☐   Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐   issuer tender offer subject to Rule 13e-4.

☐   going private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 dated August 23, 2002 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 10, 2002 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase up to 2,000 Interests (the "Offer") in NTS-Properties IV, a Kentucky limited partnership and an affiliate of the Offeror (the "Partnership"), at $230 per Interest. The Original Statement was subsequently amended by filing Amendment No. 1 on June 7, 2002, Amendment No. 2 on July 8, 2002 and Amendment No. 3 on July 31, 2002. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

This Amendment constitutes the fourth amendment to the Original Statement by including a copy of the notice sent by the Offeror to limited partners dated August 23, 2002 reminding them that the Offer will expire on September 9, 2002. The notice is included as Exhibit (a)(1)(ix) to this Amendment No. 4.

Item 12. Material to be filed as Exhibits.

Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

(a)(1)(ix)   Notice to Limited Partners dated August 23, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2002   ORIG, LLC, a Kentucky limited liability company.

                                            By: /s/ J.D. Nichols
                                                    J. D. Nichols, Manager

                                                    /s/ J.D. Nichols
                                                    J. D. Nichols, individually

                                                    /s/ Brian F. Lavin
                                                    Brian F. Lavin, individually

EXHIBITS

Exhibit Number	Description
(a)(1)(ix)	Notice to Limited Partners dated August 23, 2002.

Notice to Limited Partners dated August 23, 2002.

ORIG, LLC

10172 Linn Station Road
Louisville, Kentucky 40223
(800) 928-1492 ext. 544

August 23, 2002

Dear NTS-Properties IV Investor:

FINAL NOTICE

The offer to purchase interests of

NTS-Properties IV

for $230 per interest will expire on

September 9, 2002.

On July 31, 2002, ORIG, LLC, an affiliate of NTS-Properties IV, amended its Offer to Purchase dated May 10, 2002, by extending the expiration date to September 9, 2002. **This letter is to notify you that no future extensions are contemplated.**

We intend to mail payment for interests tendered in the offer, and accepted by us, on or before September 23, 2002. **IF YOU HAVE SUBMITTED PAPERWORK TO TENDER YOUR INTERESTS, NO ADDITIONAL PAPERWORK IS REQUIRED. YOU WILL AUTOMATICALLY RECEIVE PAYMENT.** If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Monday, September 9, 2002, to receive the purchase price of $230 per interest.

Please note that the terms and conditions set forth in our Offer to Purchase and the related Letter of Transmittal dated May 10, 2002, are applicable in all respects to our offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.

If you are having difficulty completing the documents or meeting the expiration date, please call Rita Martin at 1-800-928-1492, extension 544.